UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

AIRNET ENTERS INTO SHARE PURCHASE AGREEMENT

On June 27, 2024, AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), entered into a share purchase agreement (the “Purchase Agreement”) with Capital Vista Ltd (the “Purchaser”), pursuant to which the Company agrees to issue and sell, and the Purchaser agrees to subscribe and purchase, in a registered direct offering, an aggregate of 4,000,000 ordinary shares of the Company, par value US$0.04 per share, at a purchase price of US$0.5 per share for aggregate gross proceeds to the Company of US$2.0 million.

The securities are being offered pursuant to the Company’s effective registration statement on Form F-3 (Registration No. 333-279318), as amended, initially filed with the U.S. Securities and Exchange Commission on May 10, 2024 (the “F-3 Registration Statement”) and a prospectus supplement thereunder.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this current report on Form 6-K as Exhibit 10.1. This current report on Form 6-K (including the documents attached as exhibit hereto) is hereby incorporated by reference into the F-3 Registration Statement and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: June 27, 2024	By:	/s/ Fuying Yan
	Name:	Fuying Yan
	Title:	Director and Co-Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 5.1	Opinion of Maples and Calder (Hong Kong) LLP
Exhibit 10.1	Share Purchase Agreement, dated June 27, 2024 between AirNet Technology Inc. and Capital Vista Ltd
Exhibit 23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)